November 9, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Mr. William Thompson

Accounting Branch Chief

Re: CLOUDCOMMERCE, INC.

Form 10-K for the Transition Period From July 1, 2017 to

December 31, 2017

Filed April 13, 2018

Form 8-K Filed August 2, 2017

Form 8-K Filed November 17, 2017

Item 9,01 Financial Statements and Exhibits, page 3

File No. 000-13215

Dear Mr. Thompson:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 30, 2018 relating to Company’s Current Reports on Form 8-K referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

1.      Form 8-K filed November 17, 2017

Item 9.01 Financial Statements and Exhibits, page 3

Please tell us if you plan to amend to include financial statements and pro forma financial information required by Item 9.01(a) and (b) of Form 8-K. In addition, please show us your significance tests. Refer to Rule 8-04 of Regulation S-X.

Response:

Agreement and Plan of Merger with WebTegrity, LLC, and Parscale Digital, Inc.

On November 15, 2017, CloudCommerce, Inc., a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WebTegrity, LLC, a Texas limited liability company (“WebTegrity”), Kori Ashton (the “Sole Member”), and Parscale Digital, Inc., a Nevada corporation

321 Sixth Street, San Antonio, TX 78215 (805) 964-3313 F (805) 964-6968 CloudCommerce.com

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and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which WebTegrity merged with and into Merger Sub (the “Merger”). Pursuant to the terms of the Merger Agreement, the Sole Member received ten thousand (10,000) shares (the “Stock Consideration”) of the Company’s newly designated Series E Convertible Preferred Stock (the “Series E Preferred Stock”), with a stated value of $100 per share, in exchange for the surrender of his 100% membership interests in WebTegrity. The Articles of Merger and the Certificate of Merger were filed with the Secretary of State of the State of Nevada and the Secretary of State of the State of Texas, respectively, on November 15, 2017 (the “Effective Time”) and at that time, the separate legal existence of WebTegrity ceased, and Merger Sub became the surviving company in the Merger and shall continue its corporate existence under the laws of the State of Nevada.

At the Effective Time, automatically by virtue of the Merger, each membership interest of WebTegrity issued and outstanding immediately prior to the Effective Time was converted into validly issued, fully paid and nonassessable shares of Series E Preferred Stock and the Company issued to the Sole Member 10,000 shares of its Series E Preferred Stock.

The Company first analyzed whether the acquisition constituted a business in accordance with the guidelines set forth in Regulation S-X 11-01(d) with the conclusion reached that it did constitute a business.

The Company measured the significance of the acquisition under Section 3-05 using the asset test, investment test and income test as set forth below.

In measuring significance, the Company compared the most recent pre-acquisition financial statements of WebTegrity, as of November 13, 2017, to the audited pre-acquisition financial statements of the Company as of December 31, 2017 included in the Company’s most recent annual report on Form 10-K.

Asset test

Total assets – WebTegrity as of 12/31/17:	$118,774
Total assets – Cloud Commerce as of 12/31/17:	$11,308,851
1.1%
Investment test

GAAP Purchase Price:	$900,000
Exclude net assets transferred:	$(30,000)
Adjusted purchase price:	$870,000
Total assets – CloudCommerce as of 12/31/17:	$11,308,851
7.7%

Income test

Total stockholders’ equity – CloudCommerce as of 12/31/17:	$6,601,606
Net Income – WebTegrity as of 12/31/17	$52,164
1.0%

321 Sixth Street, San Antonio, TX 78215 (805) 964-3313 F (805) 964-6968 CloudCommerce.com

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Based on the foregoing analysis, the Company concluded that the transaction does not exceed the significance levels in Rule 3-05 of Regulation S-X and therefore an 8-K including the financial information required by Item 9.01 of Form 8-K is not required.

The Company intends to amend its 8-K filed November 17, 2017, to remove the disclosure which indicated that the Company intended to file the item 9.01 financial information relating to the acquisition of WebTegrity.

2.	Form 8-K Filed August 2, 2017

Item 9.01 Financial Statements and Exhibits, page 6

Please tell us when you plan to file the audited abbreviated statements of assets acquired and liabilities assumed and of revenues and direct expenses for the acquisition of Parscale Creative, Inc,. as indicated in your letter to the Division of Corporation's Office of the Chief Accountant dated August 14, 2017.

Response:

The Company has commenced the audit of the financial statements of Parscale Creative, Inc. and expects to file an Amended 8-K to include the audited abbreviated statements of assets acquired and liabilities assumed and of revenues and direct expenses for the acquisition of Parscale Creative, Inc. by December 31, 2018.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Marcelle Balcombe, Esq., of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Andrew Van Noy

Andrew Van Noy

Chief Executive Officer

321 Sixth Street, San Antonio, TX 78215 (805) 964-3313 F (805) 964-6968 CloudCommerce.com